Exhibit 16.1

PricewaterhouseCoopers LLP Ten Almaden Boulevard Suite 1600 San Jose CA 95113 Telephone (408) 817 3700 Facsimile (408) 817 5938

December 19, 2005

Securities and Exchange Commission

150 Fifth Street, N. E.

Washington D.C. 20549-7561

Commissioners:

We have read the statements made by Magma Design Automation, Inc. (copy attached), which we understand will be filed with the U.S. Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K report of Magma Design Automation, Inc. dated December 19, 2005. We agree with the statements concerning our Firm in such Form 8-K. However, we make no comment whatsoever regarding the current status of the material weakness in internal controls or any remedial actions taken with respect to such material weakness.

Very truly yours,

PricewaterhouseCoopers LLP